Filed by: Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IPC Holdings, Ltd. (Commission File No. 0-27662)

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the preliminary joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This material relates to a proposed business combination between IPC and Max. On May 4, 2009, IPC filed with the SEC an amended registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus of IPC and Max. This material is not a substitute for the preliminary joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED, OR THAT WILL BE FILED, WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the preliminary joint proxy statement/prospectus filed with the SEC on May 4, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

The following is the CEO/CFO script from the presentation portion of the Max earnings call on May 5, 2009:

MAX CAPITAL GROUP LTD.

Earnings Call – Partial Transcript

1st Quarter 2009

May 5, 2009

10 AM EDT

MARTY BECKER:

Good morning and welcome to Max Capital’s 1st Quarter earnings call. Joining me today are Joe Roberts, CFO and Susan Spivak, head of IR.

Max just completed a very solid quarter. While earnings were good what was most pleasing was the balance of results and the positive development of each of our underwriting platforms we have been working hard to build these past few years. Max today is demonstrating its global reach and the effectiveness of its diversified specialty insurance and reinsurance strategy.

Each of our underwriting platforms are meeting our expectations through the first quarter. We are seeing improved pricing conditions in virtually every line of business. Our 2007 US start-up, Max Specialty, has continued to produce good loss ratio results and is now achieving sufficient scale to begin growing into its expense ratio with a 1st quarter combined below 100. As this business achieves its full run rate and grows into the expense base, we expect to achieve a combined ratio in the area of [90%]. Our 4th quarter 2008 acquisition in Lloyd’s, Max at Lloyd’s, is performing very well and has become an immediate meaningful contributor to Max.

Let’s review each of our underwriting operations.

Our underwriting teams in Bermuda and Dublin had a very good start to the year in both insurance and reinsurance. GWP are up about 20% in insurance and 15% in reinsurance. Rates are showing positive movement in virtually every class of business. In the excess casualty space most lines are flat versus a decline, with the exception of professional lines which are seeing some true rate increases. Our shorter tail lines of property, aviation and property cat are up 5-10% on average with the property cat being more 10-15% on average. One item worth noting is our Ike losses continue to hold within their original estimate. This is a distinguishing point for Max’s internal risk management and assessment and is similar to the 2005 KRW storms where we only posted losses one time and never needed to make an adjustment. In our crop business, our 2009 book has more diversification in its cedants than 2008 and pricing is up about 5% .

In the US, Max Specialty continues to have very good success building out its platform. The distribution system they have assembled from their previous relationships is outstanding so while this is new business to Max, the results are more like a renewal book. The loss ratio’s on this predominately shorter tail business continues to develop well. Pricing on their per risk property business is up 5-10% and the contract binding business is now beginning to also show some true rate increases. Our inland marine/ocean cargo team is entering their second year with Max. They will be meaningful contributors going forward in this historically very profitable business class. As we have mentioned previously, we will likely be adding some teams to Max Specialty later this year to continue diversifying their writings.

Our newest property casualty platform is Max at Lloyd’s. This was a 4th quarter 2008 acquisition versus a start up. It is composed of 3 syndicates – 1400, 2525 & 2526. Max supplies 100% of the capital to 1400 but lesser percentages to the other two syndicates. This was an attractive acquisition adding these teams and business flow for a price just slightly above book value. In all of our building out of Max, we have stayed very cognizant that these enterprises ultimately trade at a multiple of net tangible asset value and we have worked hard to avoid meaningful intangible assets. Max at Lloyd’s is off to a good start. Here, too, you will likely see us add additional underwriting teams to help diversify and take advantage of the world’s best specialty marketplace in Lloyd’s. Just a couple of weeks ago you saw our first two announcements of underwriters in the personal accident and non US financial institution areas.

Our life business did not have any transactions in the 1st quarter. This is not unusual and is an opportunistic business for us to earn attractive returns. We have no variable or equity linked life polices or annuities. Underwriting risk in this business is low, it is essentially an investment spread business and has performed well for Max.

With our 3rd quarter 2008 earnings and our Lloyd’s acquisition, Max announced the completion of its multi-year conversion from a company heavily reliant upon alternative asset income to a true underwriting specialty organization. At that time we indicated we would be reducing our invested assets hedge funds from 20% of invested assets to a percentage well in line with our peers. We indicated this would take through 2009. Our progress has been very good principally because our hedge fund alternatives have always been composed of marketable securities and Max had insisted upon shorter liquidity provisions when we had entered these funds.

As of March 31, we are now below 12% of invested assets in hedge funds. Our present intention is to continue to reduce this level to at least 5-7% and perhaps farther. This increased reduction is a reflection of the attractive fixed income opportunities in the present marketplace. At the moment, we are oversized on cash which is punitive to present earnings, however it has been prudent towards long term value as the reinvesting opportunities today are very good. Additionally, we have worked hard to increase our transparency for investors and this is just another piece of that.

Let me now turn it over to Joe Roberts, our CFO to discuss our financials. Joe!

JOE ROBERTS:

Thank you Marty and good morning everyone,

Max posted strong Q1 results with net operating income of $41.7 million, or $0.73 per diluted share, compared to $6.3 million, or $0.11 per diluted share in 2008. On a reported basis diluted book value per share at March 31, 2009 was $21.88 compared to $22.46 at December 31, 2008—however, excluding unrealized mark to market adjustments under FAS 115 on investments which are recorded through Accumulated Other Comprehensive Income, our book value was up approximately 2.5%. The principal component of the unrealized market to market adjustment stems from our long duration fixed maturity securities that match our long duration life liabilities, therefore there is no economic loss from these adjustments, merely accounting timing differences.

The build-out of Max’s global platform allowed us to generate strong profitable growth even in a relatively flat rate environment.

Overall profitability remains highly favorable with a Q1 2009 combined ratio of 89.7%, compared to 88.8% in the first quarter of 2008. This year’s underwriting results included approximately $3.4 million of catastrophe losses where as in 2008’s first quarter cat losses were benign.

We continue to experience favorable reserve development – of $12.3 million in this year’s first quarter compared to $7.8 million in 2008.

I will now review the financial highlights of each of our underwriting platforms beginning with the Bermuda/Dublin Insurance segment.

•	GPW increased by 19.8% compared to 2008.

•	All lines experienced favorable growth over a year ago but professional liability and property business were particularly strong accounting for 74% of the increase.

•	In 2005 we prudently pulled back from Professional lines avoiding the issues of the credit crisis. With the improvement in rates we are now seeing more profitable opportunities to grow.

•	The combined ratio for our Bermuda/Dublin insurance operations was a favorable 80.3% compared to 83.5% in 2008.

•	In the current quarter we had $7.0 million of favorable development on prior period reserves, compared to $1.7 million of favorable development in the first quarter of 2008.

Bermuda/Dublin reinsurance

•	GPW premiums written for this segment rose 14.6% compared to 2008. The increase is due to the timing of some renewal business moving to the first quarter.

•	The 2009 combined ratio is 93.6%, compared to 86.4% for the same period in 2008.

The higher combined ratio this year is principally due to higher acquisition costs, caused by a changing mix of premium earned and an expense reduction in the comparable prior period based on revised information from cedants.

Max Specialty

•	Max Specialty had a terrific quarter with GPW of $68.8 million, slightly exceeding plan.

•	Loss ratios continue to be favorable.

•	This quarter Max Specialty demonstrated that it is continuing to successfully grow into its expense ratio with a combined ratio of below 100%.

•	Going forward we expect Max Specialty to be a meaningful contributor to Max’s profitability.

Max at Lloyd’s

•	This quarter is our first full quarter of operations from our Lloyds segment, contributing over $20 million in net earned premiums at a combined ratio of 85.5%.

•

Our net income earned in the first quarter from this new business segment is already more than 50% of the purchase price paid and reflects an outstanding return on our investment into Lloyds in such a short return period.

G&A EXPENSES

Our corporate general and administrative expenses increased by $11.6 million during the first quarter of 2009 compared to the same period in 2008.

Included in this increase are the one-time costs for expenses resulting from the IPC amalgamation of $5.2 million and the termination charges of $2.0 million for Alstra, our fund of funds advisor.

INVESTED ASSETS

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At March 31, 2009, $4.4 billion, or 88.1%, of our investable assets consisted of cash and high-grade fixed maturities securities that have a weighted average credit quality rating of AA plus, with approximately 95% of our fixed maturities rated A or higher.

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Approximately 58%, or $2.5 billion of this cash and fixed maturities portfolio is comprised of cash ($956 million or 22%), government and agencies ($999 million or 23%) and US Agency MBS ($577 million or 13%).

•	Our corporate exposure ($1.5 billion or 32%) is well diversified with over 200 different issuers, with our largest single issuer being AAA rated and 1.3% of this portfolio.

•	The remaining portfolio ($466 million or 11%) is comprised principally of AAA-rated Asset-Backed Securities, Collateralized Mortgage Obligations and Commercial Mortgage-Backed Securities.

•	Sub-prime and Alt-A exposed mortgage-related securities ($50 million or 1.1%) have a weighted average life of 2.7 years and continue to pay-down.

•	Credit issues in the fixed maturities portfolio have been largely avoided and minimal to date. We have not taken any impairment charges in the current quarter.

NET INVESTMENT INCOME

•	Net investment income was $40.5 million for the quarter-ended March 31, 2009, versus $49.6 million for the same period in 2008.

•	The decline in the year over year comparison reflects our decision to hold more cash given the markets volatility and was also impacted by the lower interest rate environment.

•

Since quarter end we have started to deploy some of our cash balances, reinvesting $50m into higher yielding fixed income securities and repaying $150 million of borrowings from our primary credit facility.

ALTERNATIVES PERFORMANCE

•	Alternative investments were $600 million, or 11.9%, of our invested assets at quarter end.

•	The alternative portfolio produced a positive return of 2.06% during the quarter-ended March 31, 2009.

•	The HFRI Fund of Funds Composite Index, which we believe is the most comparable benchmark for this asset class, produced positive returns of .47%, over the same period.

RESERVES

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Turning to reserves, our property and casualty loss reserves were $3.0 billion at March 31, 2009, an increase of approximately $67 million from $2.9 billion at December 31, 2008, with approximately 68% of these reserves being IBNR reserves.

•	Our reserves continue to mature with positive development recorded in each of the last 3 years demonstrating strong reserving practice and contributing to our profitability.

•	Our life and annuity benefits reserves were $1.3 billion at March 31, 2009, compared to $1.4 billion at December 31, 2008, with the decrease principally due to foreign exchange translation.

I will now turn the call back to Marty....

MARTY BECKER:

As you can see, in all respects this was a very good quarter for Max and a true testimonial to the diversified global underwriting organization we have become.

As each of you know, in early March, Max announced its plans to merge with IPC in an all stock transaction that is very beneficial to both sets of shareholders. IPC is a fine property cat company that has a track record of producing attractive results from a global portfolio of business. IPC’s business mix is very complimentary to Max’s diversified platform and the combined entity will generate via diversification credits and other items approximately $300-$400mm of excess capital.

While Max continues to be very successful growing and expanding our business, we have felt for some time it would be additive to have more size and scale. Statistics show that investors and rating agencies tend to place a higher premium on the larger companies.

Our merger process is proceeding well, most all required approvals have now been received and we expect to be setting a date for a shareholder vote and closing in June.

You are also aware of the unsolicited offer Validus made to the IPC shareholders a few weeks following our announcement. This proposal was rejected by the IPC’s Board as being inferior to the transaction already accepted with Max. Their recent attempt to take their case directly to shareholders is effectively a marketing opportunity for them and does not have real substance. It is highly conditioned and relies on a Scheme of Arrangements that makes it impractical. IPC’s board, again on Thursday, again reminded investors that they have rejected the Validus proposal and that it is not superior to the Max transaction.

I have heard from many of you that you are tiring of the numerous press releases around this topic. We appreciate that. Unfortunately, it is not prudent for us to allow these incessant allegations from Validus to remain on the record unanswered.

The benefits of a merger with Max for IPC shareholders are clear and compelling. The facts are simple and straight forward.

1—Max has a signed agreement with IPC which is expected to close in June and Validus has no deal and has no practical ability to close before September, well into hurricane season

2—Max provides IPC shareholders more value than Validus

3—The merger with Max is accretive to book value per share for IPC shareholders and the Validus transaction is dilutive to IPC; remembering that book value is a key driver of valuation

4—Max offers IPC shareholders a diversified and well balanced company while Validus is an unproven, high-risk platform

5—Validus is an overvalued currency relative to its peers—Max is trading cheap and its price was disproportionately affected by the market meltdown in the 4th quarter of last year which may have been deserved but we’ve taken clear and direct steps to ensure this can not be repeated. Fortunately, asset allocation issues are much easier to address than underwriting issues.

We are firmly committed to completing our deal with IPC and look forward to a successful closing.

Let us now open up the call for questions.